Exhibit 8.1

List of Subsidiaries

Subsidiaries	Jurisdiction of Incorporation:
Chongqing Daqo New Energy Co., Ltd.	People’s Republic of China
Xinjiang Daqo New Energy Co., Ltd.	People’s Republic of China
Xinjiang Daqo Investment Co., Ltd.	People’s Republic of China
Xinjiang Daqo Guodi Silicon Material Technology Co.,Ltd.	People’s Republic of China
Xinjiang Daqo Lvchuang Environmental Technology Co.,Ltd.	People’s Republic of China
Daqo New Energy (Hong Kong) Co., Limited	Hong Kong Special Administrative Region of the People’s Republic of China